Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

RANGE RESOURCES CORPORATION,

MEDINA MERGER SUB, INC.

and

MEMORIAL RESOURCE DEVELOPMENT CORP.

Dated as of May 15, 2016

i

4.25	Regulatory Matters	37
4.26	No Additional Representations	37

ARTICLE V REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB		38
5.1	Organization, Standing and Power	38
5.2	Capital Structure	38
5.3	Authority; No Violations, Consents and Approvals	40
5.4	Consents	41
5.5	SEC Documents; Financial Statements	41
5.6	Information Supplied	42
5.7	Absence of Certain Changes or Events	42
5.8	No Undisclosed Liabilities	43
5.9	Compliance with Applicable Laws	43
5.10	Litigation	44
5.11	Compensation; Benefits	44
5.12	Taxes	44
5.13	Oil and Gas Matters	45
5.14	Environmental Matters	46
5.15	Opinion of Financial Advisor	47
5.16	Brokers	47
5.17	Ownership of Company Common Stock	47
5.18	Business Conduct	47
5.19	Corporate Governance	47
5.20	Regulatory Matters	48
5.21	No Additional Representations	48

ARTICLE VI COVENANTS AND AGREEMENTS		49
6.1	Conduct of Company Business Pending the Merger	49
6.2	Conduct of Parent Business Pending the Merger	53
6.3	No Solicitation	54
6.4	Parent Change in Recommendation	58
6.5	Preparation of Joint Proxy Statement and Registration Statement	59
6.6	Stockholders Meetings	60
6.7	Access to Information	62
6.8	HSR and Other Approvals	63
6.9	Employee Matters	64
6.10	Indemnification; Directors’ and Officers’ Insurance	66
6.11	Agreement to Defend; Stockholder Litigation	68
6.12	Public Announcements	68
6.13	Advice of Certain Matters; Control of Business	68
6.14	Conveyance Taxes	68
6.15	Reasonable Best Efforts; Notification	69
6.16	Section 16 Matters	69
6.17	Listing Application	69
6.18	Tax Treatment	69
6.19	Takeover Laws	70

ii

6.20	Obligations of Merger Sub	70
6.21	Debt Offers	70

ARTICLE VII CONDITIONS PRECEDENT		72
7.1	Conditions to Each Party’s Obligation to Consummate the Merger	72
7.2	Additional Conditions to Obligations of Parent and Merger Sub	72
7.3	Additional Conditions to Obligations of the Company	73
7.4	Frustration of Closing Conditions	74

ARTICLE VIII TERMINATION		74
8.1	Termination	74
8.2	Notice of Termination; Effect of Termination	76
8.3	Expenses and Other Payments	76

ARTICLE IX GENERAL PROVISIONS		79
9.1	Schedule Definitions	79
9.2	Survival	79
9.3	Notices	79
9.4	Rules of Construction	80
9.5	Counterparts	81
9.6	Entire Agreement; Third Party Beneficiaries	82
9.7	Governing Law; Venue; Waiver of Jury Trial	82
9.8	Severability	83
9.9	Assignment	84
9.10	Affiliate Liability	84
9.11	Specific Performance	84
9.12	Amendment	84
9.13	Extension; Waiver	85

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 15, 2016 (this “Agreement”), among Range Resources Corporation, a Delaware corporation (“Parent”), Medina Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Memorial Resource Development Corp., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub (the “Merger Sub Board”) have unanimously approved this Agreement and determined that the terms of this Agreement are in the respective best interests of Parent, the Company or Merger Sub, as the case may be, and their respective stockholders;

WHEREAS, the Company Board and the Merger Sub Board have declared the advisability of this Agreement and recommended adoption of this Agreement by their respective stockholders;

WHEREAS, Parent will cause the sole stockholder of Merger Sub to adopt this Agreement promptly following its execution; and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, MRD Holdco LLC, a Delaware limited liability company (“Holdco”), and certain other stockholders of the Company are entering into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, Holdco and certain other stockholders have agreed to vote their shares of Company Common Stock in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all trades and businesses (regardless of whether incorporated) that together with any Person would be treated as a single employer under Section 414(b), (c), or (m) of the Code or Section 4001 of ERISA.

“Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving: (A) any merger, amalgamation, share exchange, recapitalization, consolidation, liquidation or dissolution of Parent, (B) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated more than 20% of Parent’s consolidated net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, or (C) any direct or indirect acquisition of beneficial ownership by any Person or group of more than 20% of the voting stock of Parent or any tender or exchange offer that if consummated would result in any Person or group beneficially owning more than 20% of the voting stock of Parent.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“CERCLA” means Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq.

“Code” means the Internal Revenue Code of 1986.

“Company Expenses” means a cash amount equal to $25,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that none of the following shall constitute a Company Intervening Event: any event, fact, circumstance, development or occurrence resulting from any action taken or omitted by the Company or any of its Subsidiaries that is required to be taken or omitted by the Company or any of its Subsidiaries pursuant to this Agreement, including any action taken or omitted by the Company or any of its Subsidiaries pursuant to and in compliance with the covenants set forth in Section 6.1, Section 6.8 or Section 6.15(a).

“Company Plan” means any Employee Benefit Plan sponsored, maintained or contributed to by the Company or any of its Subsidiaries, to which the Company or any Subsidiary is a party, to which the Company or any Subsidiary is obligated to contribute, or with respect to which the Company or any Subsidiary has any liability (including contingent liability).

“Company Senior Notes” means the Company’s 5.875% Senior Notes, due 2022, issued pursuant to an indenture (as supplemented) dated as of July 10, 2014, with U.S. Bank National Association, as trustee.

“Company Stockholder Approval” means the adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company’s stockholders than the Transactions.

“Company Termination Fee” means a cash amount equal to $75,000,000.

“Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (A) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group (other than Holdco and its Affiliates) of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (B) any direct or indirect acquisition of beneficial ownership by any Person or group (other than Holdco and its Affiliates) of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that if consummated would result in any Person or group (other than Holdco and its Affiliates) beneficially owning 20% or more of the outstanding shares of Company Common Stock or (C) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group (other than Holdco and its Affiliates) to acquire beneficial ownership of 20% or more of the Company’s and its Subsidiaries’ assets or equity interests.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), stock option, restricted stock, stock purchase plan, equity or equity-based compensation plan or arrangement, phantom equity or appreciation rights plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind.

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Voting Agreement” means the Voting Agreement among the Company, Holdco and certain other Persons, dated as of June 18, 2014.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (1) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (2) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (3) any Hydrocarbons.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (A) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (B) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (C) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (D) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“IRS” means the Internal Revenue Service.

“knowledge” means the actual knowledge, after reasonable inquiry, of (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Person, any occurrence, condition, change, event or effect that is materially adverse to the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole, or prevents or materially delays or impairs the ability of such Person (and its Subsidiaries, if applicable) to consummate the Transactions; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (A) any occurrence, condition, change, event or effect resulting from or relating to changes in general economic or financial market conditions; (B) any occurrence, condition, change (including changes in applicable Law), event or effect that generally affects the oil and gas exploration and production industry generally (including changes in commodity prices, general market prices and regulatory changes affecting such industry generally); (C) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of such Person’s physical properties to the extent such change or effect would otherwise constitute a Material Adverse Effect); (D) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (E) a decline in market price, or a change in trading volume, of such Person’s Common Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); (F) any occurrence, condition, change, event or effect resulting from or relating to the announcement or pendency of the Transactions; (G) any change in GAAP, or in the interpretation thereof, as imposed upon such Person, its Subsidiaries or their respective businesses or any change in applicable Law, or in the interpretation thereof; (H) any occurrence, condition, change, event or effect resulting from compliance by such Person with the terms of this Agreement and each other Transaction Agreement to which such Person is a party; (I) any litigation arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions; and (J) any downgrade in rating of any Indebtedness or debt securities of such Person or any of its Subsidiaries (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); provided, however, that any occurrence, condition, change, event or effect referred to in the foregoing clause (A), (B) or (C) will be taken into account for purposes of determining whether a Material Adverse Effect has occurred in the event, and only to the extent, that such occurrence, condition, change, event or effect disproportionately affects such Person and its Subsidiaries, taken as a whole, compared to other Persons operating in such industry in the same regions and segments as such Person.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Negotiation Period” means, as applicable, the period commencing on the date of receipt by either (x) Parent of a Company Superior Proposal Notice or a Company Change of Recommendation Notice, or (y) Company of a Parent Change of Recommendation Notice, and, in each case of the foregoing clauses (x) and (y), ending at 11:59 p.m. Central time on the date that is the third Business Day after the date on which such notice is received by the Company or Parent, respectively; provided, however, that the Negotiation Period with respect to a Company Superior Proposal Notice may be extended in accordance with Section 6.3(e)(iii)(C).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Contracts” means any of the following contracts to which the Company and/or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, division orders, transfer orders, oil and gas sales agreements, exchange agreements, gathering and processing contracts and agreements, drilling, service and supply contracts, geophysical and geological contracts, land broker, title attorney and abstractor contracts and all other contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, all rights, titles and interests thereunder.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Alternative Proposal Fee” means a cash amount equal to $300,000,000.

“Parent Change of Recommendation” means (i) any failure to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) making any change, qualification, withholding, withdrawal or modification, or publicly proposing to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Board Recommendation, or (iii) resolving or agreeing to take any of the actions contained in clauses (i) and (ii).

“Parent Expenses” means a cash amount equal to $25,000,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however that none of the following shall constitute a Parent Intervening Event: any event, fact, circumstance, development or occurrence resulting from (x) any action taken or omitted by Parent or any of its Subsidiaries that is required to be taken or omitted by Parent or any of its Subsidiaries pursuant this Agreement, including any action taken or omitted by Parent or any of its Subsidiaries pursuant to and in compliance with the covenants set forth in Section 6.2, Section 6.8 or Section 6.15(a) or (y) any action taken or costs incurred with respect to the Company Senior Notes as a result of the entry into this Agreement and the consummation of the transactions contemplated hereby.

“Parent Stockholder Approval” means the approval of the Parent Common Stock Issuance by the affirmative vote of a majority in voting power of Parent Common Stock issued and outstanding and entitled to vote thereon present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of the Company.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance, including any postponement, adjournment or recess thereof.

“Parent Superior Proposal” means a bona fide written Alternative Proposal that in the good faith determination of the Parent Board or any committee thereof, after consultation with its financial advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Parent’s stockholders than the Transactions. For purposes of this definition of “Parent Superior Proposal,” any reference in the definition of Alternative Proposal to “20%” shall be deemed to be a reference to “50%.”

“Parent Termination Fee” means a cash amount equal to $125,000,000.

“party” or “parties” means a party or the parties to this Agreement.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or Parent Reserve Report, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, but only if, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(k) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(m) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(n) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(o) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means a Subsidiary that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries; provided, however, for purposes of this Agreement, Memorial Production Partners GP LLC, Beta Operating Company, LLC, MEMP Services LLC, Memorial Production Partners LP and each of their respective Subsidiaries shall not be considered a Subsidiary of the Company.

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable, and are used for the conduct of the business of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Taxes” means (a) any taxes, assessments, fees, unclaimed property and escheat obligations, or other governmental charges imposed by any Governmental Entity, including income, franchise, profits, gross receipts, modified gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a combined, unitary or consolidated group for any period, and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of Law or any obligation to indemnify any other Person.

“Tax Returns” means any return, report, statement, information return, claim for refund or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes or the administration of any Laws relating to any Taxes.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, stock transfer, registration, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Transaction Agreements” means this Agreement and each other agreement to be executed and delivered in connection herewith and therewith, including the Voting Agreement.

“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Transaction Agreements.

“Upstream MLP GP PSA” means that certain Purchase and Sale Agreement dated as of April 27, 2016 by and between Memorial Production Partners LP and the Company, as amended, modified, supplemented, restated or replaced (in each case in accordance with the provisions of this Agreement) from time to time.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following terms have the meanings set forth below:

Definition	Section
2005 Parent Plan	5.2
401(k) Plan	6.9(d)
Agreement	Preamble
Antitrust Authority	6.8(b)

Definition	Section
Antitrust Laws	6.8(b)
Book-Entry Shares	3.3(b)(i)
Business Day	2.2(a)
Cap Amount	6.10(d)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Company	Preamble
Company Affiliate	9.10
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2
Company Change of Recommendation	6.3(c)
Company Change of Recommendation Notice	6.3(e)(v)(B)
Company Common Stock	3.1(b)(i)
Company Contracts	4.18(b)
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.16(a)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Owned Real Property	4.15(a)
Company Plans	4.11(a)
Company Permits	4.9(a)
Company Preferred Stock	4.2
Company Related Party Transaction	4.23
Company Reserve Report	4.16(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Stock Plan	3.2
Company Superior Proposal Notice	6.3(e)(iii)(B)
Company Tax Certificate	6.18
Competition Law Notifications	6.8(b)
Confidentiality Agreement	6.7(b)
Creditors’ Rights	4.3(a)
DGCL	2.1
Debt Offer	6.21
Divestiture Action	6.8(b)
e-mail	9.3
Effective Time	2.2(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)

Definition	Section
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
GAAP	4.5(b)
HSR Act	4.4
Holdco	Recitals
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
Material Company Insurance Policies	4.19
Merger	2.1
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Offer Documents	6.21
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Change of Recommendation Notice	6.4
Parent Common Stock	3.1(b)(i)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.13(a)
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)
Parent Plans	5.11(a)
Parent Preferred Stock	5.2
Parent Reserve Report	5.13(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	5.3(a)
Parent Stock Plan	5.2
Parent Tax Certificate	6.18
Registration Statement	4.6
Replacement Plans	6.9(b)
Representatives	6.7(a)
Surviving Corporation	2.1
Terminable Breach	8.1(b)(iii)
Voting Agreement	Recitals

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the provisions of the General Corporation Law of the State of Delaware (the

“DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins LLP in Houston, Texas, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs; and “Business Day” shall mean a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

(b) As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Organizational Documents. At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended, subject to Section 6.10(b), in accordance with their respective terms and applicable Law.

2.5 Directors and Officers of the Surviving Corporation. The parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6 Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action (a) so that upon and after the Effective Time, the size of the Parent Board is increased by one member and (b) to appoint to the Parent Board one member of the existing Company Board who has been designated by the existing Company Board, subject to consent by the Governance and Nominating Committee of the Parent Board, to fill the vacancies on the Parent Board created by such increase. Parent, through the Parent Board, shall take all necessary action to nominate such new director for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing. The Company shall provide Parent written notice of the designee selected by the Company Board pursuant to clause (b) no earlier than the tenth Business Day following the date of this Agreement, and Parent and the Company shall use reasonable best efforts to cause an individual designated by the Company Board, subject to consent of the Governance and Nominating Committee, to be approved by the Parent Board prior to the earlier of (x) the filing of the final pre-mailing amendment to the Joint Proxy Statement with the SEC and (y) June 30, 2016.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND

MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub, the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (iii) of this Section 3.1(b)), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2, shall be converted into the right to receive from Parent that number of fully-paid and nonassessable shares of Common Stock, par value $.01 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.375.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable therefor.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).

3.2 Treatment of Equity Compensation Awards. Immediately prior to the Effective Time, each outstanding share of restricted Company Common Stock issued pursuant to the Memorial Resource Development Corp. 2014 Long Term Incentive Plan (the “Company Stock Plan”) shall become fully vested and the restrictions applicable thereto shall immediately lapse, and, at the Effective Time, each share of such restricted Company Common Stock shall be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Merger Consideration in accordance with the terms hereof. At or prior to the Effective Time, the Company and the Company Board (or a committee thereof), as applicable, shall use their respective reasonable best efforts to take any actions that are necessary or desirable to effectuate the provisions of this Section 3.2, including adopting resolutions.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Merger Sub shall enter into an agreement with the Company’s transfer agent (or another entity reasonably acceptable to the Company) to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1.

Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time, but in no event more than three Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1(b)(i).

(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 365th day after the Closing Date shall be delivered to the Surviving Corporation, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as reasonably practicable after Parent’s receipt of written notification from the Exchange Agent of the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent shall instruct the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct or withhold from the consideration otherwise payable to any holder of Company Common Stock pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so properly deducted or withheld by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction or withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.

3.4 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and (ii) as disclosed in the Company SEC Documents (excluding any disclosures set forth in any such Company SEC Documents in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries (a) is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (b) has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (c) is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, or to so qualify or be in good standing has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). The Company has heretofore made available to Parent complete and correct copies of its

Organizational Documents, as well as the equivalent organizational documents of each Subsidiary, in each case as of the date hereof. The respective jurisdictions of formation of each Subsidiary of the Company are identified on Schedule 4.1 of the Company Disclosure Letter.

4.2 Capital Structure. As of the date of this Agreement, the authorized capital stock of the Company consists of (a) 600,000,000 shares of Company Common Stock and (b) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on May 13, 2016: (i) 206,360,672 shares of Company Common Stock were issued and outstanding, including 2,619,588 shares of restricted Company Common Stock issued pursuant to the Company Stock Plan; (ii) no shares of Company Preferred Stock were issued and outstanding; (iii) 16,259,811 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan; and (iv) no Voting Debt of the Company was issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on May 13, 2016, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in this Section 4.2, and except for stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (1) no shares of Company Capital Stock, (2) no Voting Debt, (3) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt, and (4) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Existing Voting Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock. As of the date of this Agreement, the Company has no (x) material joint venture or other similar material equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries.

4.3 Authority; No Violations; Consents and Approvals.

(a) Assuming the accuracy of the representation in Section 5.17, the Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the Company Stockholder Approval, to consummate the Transactions. Assuming the accuracy of the representation in Section 5.17, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the accuracy of the representation in Section 5.17 and that this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). Assuming the accuracy of the representation in Section 5.17, the Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the Merger.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses, including any of the Oil and Gas Properties owned or held by them), or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of the Company or any of its Subsidiaries (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming the accuracy of the representation in Section 5.17, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the accuracy of the representation in Section 5.17 and assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of the Company or any of its Significant Subsidiaries or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the Nasdaq; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such consent approval, order, authorization, registration, filing or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since January 1, 2015, the Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Company SEC Documents. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation. None of the Company’s Subsidiaries is, or has been at any time, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. KPMG LLP is an independent public accounting firm with respect to the Company and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of the Company.

4.6 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement, each to the extent it relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.7 Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has not been any event, change, effect or development that, individually or in the aggregate, had or would be reasonably likely to have a Company Material Adverse Effect.

(b) From December 31, 2015 through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects and (ii) neither the Company nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.1(b)(iv), (v), (vi), (vii), (ix) or (xii) if such provision were in effect at all times since December 31, 2015 (or, in the case of subparagraph (ix), since March 31, 2016).

4.8 No Undisclosed Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of March 31, 2016 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016; (b) liabilities incurred in the ordinary course of business subsequent to March 31, 2016; (c) liabilities for fees and expenses incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (e) liabilities incurred as permitted under Section 6.1(b)(x); and (f) liabilities that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except with respect to Tax matters (which are provided for in Section 4.13) and environmental matters (which are provided for in Section 4.17), the Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication since December 31, 2015 from a Governmental Entity that alleges that the Company is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

4.10 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any material Proceeding in connection with his or her status as an officer or director of the Company or any Subsidiary of the Company. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of the Company or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

4.11 Compensation; Benefits.

(a) Set forth on Schedule 4.10 of the Company Disclosure Letter is a list, as of the date hereof, of all of the Company Plans. True, correct and complete copies of each of the Company Plans (or, with respect to any unwritten Company Plan, a written summary thereof) and related trust documents, insurance contracts and any amendments thereto and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and accompanying schedules, financial statements and actuarial reports and current summary plan description and summary of material modifications with respect to each Company Plan required to file a Form 5500 and all correspondence received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity during the past three years.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such actions, suits or claims that are not material to the Company or any of its Subsidiaries. There is no audit, inquiry or examination pending or, to the knowledge of the Company, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any Company Plan.

(d) All material contributions required to be made to the Company Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) Neither the Company nor any of its Subsidiaries, nor any member of an Aggregated Group to which any such Person belongs, contributes to, has an obligation to contribute to, or has any liability with respect to (including contingent liability) and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code or a multiple employer welfare arrangement (as defined in Section 3(40)(A) or ERISA).

(j) No Company Plan and neither the Company nor any of its Subsidiaries provides, or has any obligation to provide, current or former employees of the Company or any of its Subsidiaries (or any beneficiaries thereof) welfare benefits (including medical and life insurance benefits) after such Person terminates employment with the Company and its Subsidiaries, except for the coverage continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA. No Company Plan and neither the Company nor any of its Subsidiaries provides, or has any obligation to provide welfare benefits to any Person who is not a current or former employee of the Company or any of its Subsidiaries, or a beneficiary thereof.

(k) Except for items that shall not be the financial responsibility of the Company or any of its Subsidiaries and any items pursuant to the agreements set forth on Schedule 4.18(a)(xv) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant to any payment (including severance pay or similar compensation), any cancellation of Indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Company Plan; or (iii) result in any increase in benefits payable under any Company Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated hereby (either alone or in combination with another event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

4.12 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and since January 1, 2015 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

4.13 Taxes.

(a) (i) All material Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed; (ii) all material Taxes that are due and payable by the Company or any of its Subsidiaries have been timely paid in full; and (iii) all material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been timely satisfied in full.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries, and there is no pending audit, examination or other proceeding (and the Company and its Subsidiaries have not received notice in writing of any proposed or threatened audit, examination or other proceeding) relating to the assessment or collection of any material Taxes due from the Company or any of its Subsidiaries.

(c) No material power of attorney that is currently in force has been granted with respect to Taxes that could affect the Company or any of its Subsidiaries after the Closing.

(d) There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity, and no written claim has been made, within the preceding three years, by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to any material agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (not including, for the avoidance of doubt (y) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (z) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)), (ii) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income following the Closing Date as a result of the application of an accounting method (e.g., the installment sale or completed contract method of accounting) or a change in accounting method, or (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(f) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b).

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code that is reasonably likely to result in the imposition of Tax on the Company or any of its Subsidiaries under Section 355(e) of the Code as a result of the Transactions.

(h) After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither the Company nor any of its Subsidiaries has knowledge of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and a true, correct and complete copy of each Company Material Real Property Lease has been made available to Parent prior to the date hereof, and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16 Oil and Gas Matters.

(a) Except as has not had and would not be reasonably likely to have a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2015 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that have not had and would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason except as reported in the Company SEC Documents.

(d) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid, and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

4.17 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries and their respective operations and assets are in compliance with all Environmental Laws and Environmental Permits;

(ii) the Company and its Subsidiaries have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated;

(iii) the Company and its Subsidiaries are not subject to any Proceeding under Environmental Laws that have any payments or obligations outstanding or unfulfilled;

(iv) since January 1, 2014, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity or any third party alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) there are no Proceedings pending, or, to the knowledge of the Company, threatened by a Governmental Entity or other third party against the Company or its Subsidiaries that allege a violation of or liability under any Environmental Law, and, to the knowledge of the Company, there are no existing facts or circumstances that would reasonably be expected to give rise to any such Proceeding;

(vi) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in liability to the Company under Environmental Law, and neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s operations have been sent for treatment, disposal storage or handling; and

(vii) there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(b) Except as expressly set forth in this Section 4.17, neither the Company nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

4.18 Material Contracts.

(a) Schedule 4.18 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, (provided, however, that the Company not be required to list any such agreements in Schedule 4.18 of the Company Disclosure Letter that are filed as exhibits to the Company SEC Documents) of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $15,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $15,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each contract for any Derivative Transaction;

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(ix) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $15,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x) any material lease or sublease with respect to a Company Material Leased Real Property;

(xi) each collective bargaining agreement to which the Company is a party or is subject;

(xii) each agreement under which the Company or any of its Subsidiaries, on the one hand, has advanced or loaned any amount of money to any of the following, on the other hand (x) an executive officer or director of the Company or any Subsidiary of the Company, (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock or (z) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xiii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 50 MMcf (or, in the case of liquids, in excess of 8,333 barrels of oil equivalent) of Hydrocarbons of the Company or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than ten (10) years;

(xiv) any contract between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors, or any holder 5% or more of the outstanding shares of Company Common Stock (or any such Person’s Affiliates) on the other hand;

(xv) any contract that, upon the consummation of the Transactions, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing;

(xvi) any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; and

(xvii) each agreement that contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Collectively, the contracts set forth in Section 4.18(a) are herein referred to as the “Company Contracts.” Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditor’s Rights. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. The Company has heretofore made available to Parent complete and correct copies of the Company Contracts as of the date hereof.

4.19 Insurance. Set forth on Schedule 4.19 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement. All premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.20 Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC addressed to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the Company Common Stock (other than the shares of Company Common Stock described in clause (iii) of Section 3.1(b) of this Agreement). The Company Board has received the opinion of Barclays Capital Inc. addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Transactions is fair, from a financial point of view, to the holders of the Company Common Stock (other than the shares of Company Common Stock described in clause (iii) of Section 3.1(b) of this Agreement).

4.21 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) The Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.22 Brokers. Except for the fees and expenses payable to Morgan Stanley & Co. LLC and Barclays Capital Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.23 Related Party Transactions. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former executive officer or director of the Company or any Subsidiary of the Company, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any Subsidiary of the Company or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Company Related Party Transaction”). The Upstream MLP GP PSA has been duly executed and delivered by the Company and its Subsidiaries thereto and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a valid and binding obligation of the Company and its Subsidiaries party thereto enforceable in accordance with its terms, subject, as to enforceability, Creditors’ Rights.

4.24 Corporate Governance.

(a) As of the date of this Agreement, the Company has disclosed to the Company’s auditors and the Company Board’s audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2014, neither the Company nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

(b) The Company has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). To the knowledge of the Company, such disclosures controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company, including its Subsidiaries, in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

4.25 Regulatory Matters.

(a) Neither the Company nor any of its Subsidiaries is (A) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (B) a “holding company”, a “subsidiary company” of a “holding company”, an affiliate of a “holding company”, a “public utility” or a “public-utility company” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities owned by the Company or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

4.26 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in the disclosure letter (regardless of whether or not a reference to a particular section of such disclosure letter is contained in this Article V) dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”), and (ii) as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Documents in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, or to so qualify or be in good standing has not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

5.2 Capital Structure. As of the date of this Agreement, the authorized capital stock of Parent consists of (a) 475,000,000 shares of Parent Common Stock and (b) 10,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). At the close of business on May 13, 2016: (i) 169,747,995 shares of Parent Common Stock were issued and outstanding, which includes undistributed shares of Parent Common Stock held in the Parent’s Amended and Restated 2004 Deferred Compensation Plan for Directors and Select Employees; and (ii) no

shares of Parent Preferred Stock were issued and outstanding; (iii) an aggregate of 5,135,291 shares of Parent Common Stock were available for future equity award grants pursuant to Parent’s Amended and Restated 2005 Equity-Based Incentive Compensation Plan (the “2005 Parent Plan”); and (iv) there was no Voting Debt. As of May 13, 2016: (i) unvested equity awards (consisting of, restricted stock units and performance share units) in the aggregate amount of 1,479,987 shares of Parent Common Stock were held by the Parent’s directors, officers and other employees pursuant to the 2005 Parent Plan; and (ii) 1,379,173 stock appreciation rights with a weighted average strike price of $64.79 were outstanding (such stock appreciation rights being anti-dilutive as of the date hereof). All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been, and the Parent Common Stock to be issued pursuant to this Agreement, when issued, will be, issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on May 13, 2016, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in this Section 5.2, and except for stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of capital stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Voting Agreement, there are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent or the Company. As of the date of this Agreement, Parent has no (x) material joint venture or other similar material equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2 of the Parent Disclosure Letter. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to Parent Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of Parent Common Stock pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (the “Parent Board Recommendation”). The Merger Sub Board has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve and adopt this Agreement and the Merger.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss, suspension, limitation or impairment of a material benefit under (or right of Parent or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses, including any of the Oil and Gas Properties owned or held by them), or result in (or give rise to) the creation of any Encumbrance or any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of Parent or any of its Subsidiaries (including, for the avoidance of doubt, any of their Oil and Gas Properties) under, any provision of (i) the Organizational Documents of either Parent or Merger Sub or any of their respective Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, acceleration, losses or Encumbrances that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Neither Parent nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Organizational Documents of Parent or Merger Sub or any of their Significant Subsidiaries or (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is now a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets is bound, except for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for: (i) the filing of a competition law notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Proxy Statement and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such consent, approval, order, authorization, registration, filing, or permit that the failure to obtain or make has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Since January 1, 2015, Parent has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder with respect to the Parent SEC Documents. As of the date hereof, neither Parent nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents. As of the date hereof, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation. None of Parent’s Subsidiaries is, or has been at any time, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Ernst & Young LLP is an independent public accounting firm with respect to Parent and, as of the date of this Agreement, has not resigned or been dismissed as independent public accountants of Parent.

5.6 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement, each to the extent it relates to Parent or its Subsidiaries or other information supplied by Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.7 Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has not been any event, change, effect or development that, individually or in the aggregate, had or would be reasonably likely to have a Parent Material Adverse Effect.

(b) From December 31, 2015 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects and (ii) neither Parent nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.2(b)(iv) or (v) if such provision were in effect at all times since December 31, 2015.

5.8 No Undisclosed Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of March 31, 2016 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016; (b) liabilities incurred in the ordinary course of business subsequent to March 31, 2016; (c) liabilities for fees and expenses incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (e) incurrence of Indebtedness under existing credit facilities; (f) extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses); (g) by Parent that is owed to any wholly-owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly-owned Subsidiary of Parent; and (h) liabilities that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9 Compliance with Applicable Laws.

(a) Parent and its Subsidiaries hold all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except where the failure to so hold has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except with respect to Tax matters (which are provided for in Section 5.12) and environmental matters (which are provided for in Section 5.14), Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has not received any written communication since December 31, 2015 from a Governmental Entity that alleges that Parent is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Parent Material Adverse Effect.

5.10 Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any material Proceeding in connection with his or her status as an officer or director of Parent or any Subsidiary of Parent. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Entity in effect to which any of Parent or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Parent or any of its Subsidiaries as currently conducted.

5.11 Compensation; Benefits.

(a) Set forth on Schedule 5.11(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all Employee Benefit Plans of Parent (“Parent Plans”). True, correct and complete copies of each of the Parent Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 with respect to each Parent Plan required to file a Form 5500 and summary plan description.

(b) Each Parent Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such actions, suits or claims that are not material to Parent and its Subsidiaries, taken as a whole.

(d) All material contributions required to be made to the Parent Plans pursuant to their terms have been timely made.

(e) There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(f) None of Parent or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Parent Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

5.12 Taxes. After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Parent does not have knowledge of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.13 Oil and Gas Matters.

(a) Except as would not be reasonably likely to have a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Wright & Company, Inc. (the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2015 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Reports as having been sold or otherwise disposed of, as of the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) The factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all material respects. The oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that has had or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except for any such matters that, individually or in the aggregate, have not had and would not be reasonably likely to have a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties are being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason except as reported in the Parent SEC Documents.

(d) Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid and (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

5.14 Environmental Matters.

(a) Except for those matters that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and its Subsidiaries and their respective operations and assets are in compliance with all Environmental Laws and Environmental Permits;

(ii) Parent and its Subsidiaries have obtained all Environmental Permits required under Environmental Laws to operate the business as currently operated;

(iii) Parent and its Subsidiaries are not subject to Proceeding under Environmental Laws that have any payments or obligations outstanding or unfulfilled;

(iv) since January 1, 2014, none of Parent or any of its Subsidiaries has received any written notice from any Governmental Entity or any third party alleging, with respect to any such entity or any of their respective assets, real properties (whether owned or leased or formerly owned or leased) or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains pending or unresolved;

(v) there are no Proceedings pending, or, to the knowledge of Parent, threatened by a Governmental Entity or other third party against Parent or its Subsidiaries that allege a violation of or liability under any Environmental Law, and, to the knowledge of Parent, there are no existing facts or circumstances that would reasonably be expected to give rise to any such Proceeding;

(vi) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in liability to Parent under Environmental Law, and neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s operations have been sent for treatment, disposal storage or handling; and

(vii) there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

(b) Except as expressly set forth in this Section 5.14, neither Parent nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

5.15 Opinion of Financial Advisor. The Parent Board has received the opinion of Credit Suisse Securities (USA) LLC addressed to the Parent Board to the effect that, as of the date this Agreement was approved by the Parent Board and subject to the assumptions, limitations, qualifications, and other matters considered in connection with the preparation of its opinion, the Exchange Ratio in the Merger pursuant to this Agreement was fair, from a financial point of view, to Parent.

5.16 Brokers. Except for the fees and expenses payable to Credit Suisse Securities (USA) LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.17 Ownership of Company Common Stock. Neither Parent nor Merger Sub nor any “affiliate” or “associate” (as such terms are used in Section 203 of the DGCL) of Parent or Merger Sub, is, or was or became at any time during the last three years, an “interested stockholder” (as such term is defined in Section 203 of the DGCL).

5.18 Business Conduct. Merger Sub was incorporated on May 13, 2016. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.19 Corporate Governance.

(a) As of the date of this Agreement, Parent has disclosed to Parent’s auditors and the Parent Board’s audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Parent’s internal controls over financial reporting. Since January 1, 2014, neither Parent nor any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries.

(b) Parent has established and maintains “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). To the knowledge of Parent, such disclosures controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent, including its Subsidiaries, in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

5.20 Regulatory Matters.

(a) Neither Parent nor any of its Subsidiaries is (A) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (B) a “holding company”, a “subsidiary company” of a “holding company”, an affiliate of a “holding company”, a “public utility” or a “public-utility company” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities owned by Parent or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

5.21 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied upon any such representation or warranty. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger. Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly provided by this Agreement, as required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to (i) conduct its businesses in the ordinary course consistent with past practice and, subject to Section 6.1(b)(ix), shall use reasonable best efforts to preserve intact its present business organization, retain the Company’s current officers and key employees, and preserve its relationships with its key customers and suppliers, (ii) comply, in all material respects, with all applicable Law, and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of their material Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or a direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary or as required by any existing Company Plan, in each case, as such terms, plans or agreements are in effect as of the date hereof;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the expiration of any restrictions on any restricted stock granted under the Company Stock Plan, (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company, (C) issuances of restricted stock granted under the Company Stock Plan to non-officer employees (provided, however, that the aggregate amount of all such increases shall in no event exceed $2,500,000) and (D) withholding of Company Common Stock to satisfy any Tax withholding obligations with respect to awards granted pursuant to the Company Stock Plan.

(iii) amend or propose to amend the Company’s Organizational Documents or the Organizational Documents of any of the Company’s Significant Subsidiaries;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company, (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement, (2) acquisitions for which the consideration is $20,000,000 individually and $100,000,000 in the aggregate and (3) acquisitions and licenses in the ordinary course of business or (C) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries), except for (1) loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business consistent with past practices, and (2) capital contributions to, or investments in, any Person not in excess of $10,000,000 individually or $30,000,000 in the aggregate;

(v) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement or (B) sales, leases or dispositions (1) for which the consideration is $20,000,000 or less or (2) made in the ordinary course of business.

(vi) consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Significant Subsidiaries;

(vii) change in any material respect their material accounting principles, practices or methods, except as required by GAAP or statutory accounting requirements;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.1(b)(iv), (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election, but excluding any election that must be made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Company financial statements or $1,000,000, or (C) change in any material respects any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix) (A) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any of its directors, officers or employees with an annualized salary of $225,000 or more, except increases required by applicable Law or any Company Plan; (B) grant any increases in the compensation (including bonuses) or benefits payable or to become payable to any of employees with an annualized salary less than $225,000, except for increases in the compensation or benefits of such employees made in the ordinary course of business for the purpose of retention or hiring of that individual; (C) pay or agree to pay to any director, officer or key employee making an annualized salary of more than $225,000, whether past or present, any material pension, retirement allowance or other employee benefit not required by any of the existing Company Plans; (D) enter into any new, or materially amend any existing, employment, retention, change in control or severance or termination agreement with any director, officer or key employee with an annualized salary of $225,000 or more; (E) establish or become obligated under any collective bargaining agreement or any material Employee Benefit Plan that was not in existence or approved by the Company Board in the ordinary course of business prior to the date of this Agreement, or amend or terminate any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; (F) fund (or agree to fund) any compensation or benefits under any Employee Benefit Plan, including through a “rabbi” or similar trust, except where required by any Employee Benefit Plan existing on the date of this Agreement; or (G) hire any new employee or independent contractor or terminate the employment or service relationship of any employee or independent contractor, other than where such hiring or termination is in the ordinary course of business consistent with past practice;

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities, (2) for extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses), (3) additional borrowings in an amount not to exceed

$15,000,000 in the aggregate, or (4) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A) enter into any contract that would be a Company Contract other than in the ordinary course of business consistent with past practice, or (B) modify, amend, terminate or assign, waive or assign any material right or benefit under, any Company Contract;

(xii) settle or offer or propose to settle, any Proceeding involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $10,000,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (C) has a restrictive impact on the business of the Company or any of its Subsidiaries in any material respect;

(xiii) authorize or make capital expenditures that are in the aggregate greater than 125 % of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xiii) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(xiv) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xv) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(xvi) amend or modify the Upstream MLP GP PSA in a manner that would impose or leave outstanding any additional material continuing liabilities relating to or arising out of the ownership of Memorial Production Partners GP LLC on the Company or any of its Subsidiaries after the Effective Time;

(xvii) enter into or amend any Company Related Party Transaction, other than in the ordinary course of business consistent with past practice; or

(xviii) agree or commit to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger. Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly provided by this Agreement, as required by applicable Law or otherwise consented to by the Company in writing (which consent, other than in the case of Section 6.2(b)(ix), shall not be unreasonably withheld, delayed or conditioned):

(a) Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, (i) conduct its businesses in the ordinary course consistent with past practice and shall use reasonable best efforts to preserve intact its present business organization, retain Parent’s current officers and key employees, (ii) comply, in all material respects, with applicable Law and (iii) not voluntarily resign, transfer or relinquish any right as operator of any of their material Oil and Gas Properties; and

(b) without limiting the generality of the foregoing, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for dividends and distributions by a direct or indirect Subsidiary of Parent to Parent or a direct or indirect Subsidiary of Parent; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by any director compensation plan, Employee Benefit Plan or employment agreement of Parent in each case existing as of the date hereof;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) subject to compliance with Section 6.2(b)(vii) in all respects, issuances of Parent Common Stock as consideration for, or to finance or refinance the Indebtedness (including the Company Senior Notes) incurred to finance, or assumed as a result of, acquisitions by Parent or any of its Subsidiaries of business or assets, (B) issuances and sales of Parent Common Stock for cash consideration (other than pursuant to clause (A) above) if the number of shares of Parent Common Stock so issued does not exceed in the aggregate 5% of the issued and outstanding Parent Common Stock as of the date of this Agreement, (C) the delivery of Parent Common Stock upon the expiration of any restrictions on any restricted stock granted under the Parent Stock Plan, (D) issuances by a wholly-owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly-owned Subsidiary of Parent, (E) issuances of restricted stock granted under the Parent Stock Plan to employees and directors in amounts consistent with past practice or (F) withholding of Parent Common Stock to satisfy any Tax withholding obligations with respect to awards granted pursuant to the Parent Stock Plan;

(iii) amend or propose to amend Parent’s Organizational Documents;

(iv) consummate, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Significant Subsidiaries;

(v) change in any material respect their material accounting principles, practices or methods, except as required by GAAP or statutory accounting requirements or similar principles in non-U.S. jurisdictions or as disclosed in any Parent SEC Document;

(vi) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(vii) (A) enter into, participate or engage in or continue any discussions or negotiations with respect to (I) a merger, consolidation, combination or amalgamation with any Person other than another wholly-owned Subsidiary of Parent; (II) an acquisition or agreement to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof; or (III) entry into any partnership, joint venture or similar arrangement involving a material investment or expenditure of funds by Parent or any of its Subsidiaries, in each case if such action would or would reasonably be expected to prevent, materially delay or materially impede Parent’s or Merger Sub’s ability to consummate any of the Transactions or (B) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions;

(viii) agree or commit to take any action that is prohibited by clauses (i) through (vii) of this Section 6.2(b); or

(ix) (A) terminate, amend, modify, assign or waive or assign any rights under any provision of, the Voting Agreement, (B) enter into any other contract, agreement, arrangement or understanding with the parties to the Voting Agreement that would have the effect of a termination, amendment, modification, assignment, waiver or assignment of rights under any provision of the Voting Agreement or (C) agree or commit to take any action that is prohibited by this Section 6.2(b)(ix).

6.3 No Solicitation.

(a) From and after the date of this Agreement, the Company will, and will cause its Subsidiaries and use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any Competing Proposal or any indication of interest that would or would reasonably be expected to lead to a Competing Proposal.

(b) From and after the date of this Agreement and except as otherwise specifically provided for in this Section 6.3 the Company will not, and will cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by way of furnishing or affording access to any non-public information) any inquiries, proposals or offers regarding, or the making of a Competing Proposal, (ii) conduct, participate or engage in any discussions or negotiations with any Person with respect to a Competing Proposal, (iii) furnish or provide any non-public information or data regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person except in the ordinary course of business consistent with past practice (and, in any event, not in connection with or in response to a Competing Proposal or any indication of interest that would or would reasonably be expected to lead to a Competing Proposal), (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii)), or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in this Section 6.3(b).

(c) Unless specifically permitted by Section 6.3(e), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal or (iv) fail to announce publicly within 10 Business Days after a tender or exchange offer relating to any Company Common Stock shall have been commenced that the Company Board recommends rejection of such tender or exchange offer and reaffirms the Company Board Recommendation (the taking of any action described in this Section 6.3(c) being referred to as a “Company Change of Recommendation”).

(d) From and after the date of this Agreement, the Company shall advise Parent as promptly as practicable (but in any event within 48 hours) of the receipt by the Company of any Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person that has made or informs the Company that it is considering making a Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Competing Proposal, and, in respect of each such Competing Proposal, the Company shall provide to Parent as promptly as practicable (but in any event within such 48 hour timeframe) either (A) a copy of any such Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (B) a written summary of the material terms of such Competing Proposal (including the identity of the Person making such Competing Proposal). The Company shall keep Parent reasonably informed of the status and material terms and conditions of each such Competing Proposal and any material modification or proposed modification thereto, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Parent with copies of any material correspondence and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Competing Proposal or any Representative of such Person. The Company agrees that neither it nor any of its Subsidiaries or

Affiliates has entered into or shall enter into any agreement with any Person (including any confidentiality agreement contemplated by this Section 6.3) that prohibits the Company from either providing any information to Parent in accordance with this Section 6.3 or otherwise complying with any of its obligations pursuant to this Section 6.3. The Company shall (x) not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which the Company or any of its Subsidiaries or its Affiliates is or becomes a party or under which any the Company or any of its Subsidiaries or Affiliates has any rights, and (y) use its reasonable best efforts to enforce each such agreement or provision.

(e) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that none of the Company, the Company Board or any committee thereof shall, except as expressly permitted by Section 6.3(e)(iii) or Section 6.3(e)(v) effect a Company Change of Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) prior to the adoption of this Agreement by the Company’s stockholders, engage in the activities prohibited by Sections 6.3(b) with any Person who has made a bona fide Competing Proposal that did not result from a material breach of Section 6.3 if (A) prior to engaging in any such activities, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is, or would or would reasonably be expected to lead to, a Company Superior Proposal and that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law, and (B) prior to furnishing any non-public information that is prohibited from being furnished pursuant to Section 6.3(b), the Company receives an executed confidentiality and standstill agreement from such Person containing terms that are, in the aggregate, no less favorable to the Company than those contained in the Confidentiality Agreement and otherwise complying with the provisions of this Section 6.3; provided, however, that the Company shall promptly provide to Parent any information concerning the Company provided to any other Person in connection with a Competing Proposal that was not previously provided to the Parent;

(iii) prior to the adoption of this Agreement by the Company’s stockholders, in response to a bona fide Competing Proposal that did not result from a material breach of this Section 6.3, if the Company Board (or any committee thereof) so chooses, cause the Company to terminate this Agreement pursuant to Section 8.1(d)(i) or effect a Company Change of Recommendation, in each case only after satisfaction of all of the following conditions:

(A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Competing Proposal is a Company Superior Proposal and that the failure to effect a Company Change of Recommendation would be inconsistent with its duties under applicable Law (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Competing Proposal);

(B) the Company shall have given notice (a “Company Superior Proposal Notice”) to Parent that the Company has received such proposal, which notice shall include (1) the material terms and conditions of such proposal, (2) complete copies of any written proposal or offers (including proposed definitive agreements providing for the Competing Proposal for such Company Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements), (3) the identity of the Person making such Competing Proposal, and (4) the Company’s statement that the Company intends to take such action at the end of the Negotiation Period;

(C) during the Negotiation Period, the Company shall, and shall cause its Representatives to, (1) negotiate with Parent and its Representatives in good faith, to the extent Parent wishes to negotiate and so long as Parent and its Representatives negotiate in good faith, to make such adjustments to the terms and conditions of this Agreement so that such Company Superior Proposal ceases to constitute a Company Superior Proposal and (2) keep Parent and its Representatives reasonably informed with respect to the status and changes in the material terms and conditions of such Competing Proposal or other change in circumstances related thereto; provided, however, that each time material modifications to the financial terms of a Competing Proposal determined to be a Company Superior Proposal are made the Negotiation Period shall be extended for 24 hours after Parent’s receipt of written notification of such modifications; and

(D) the Company Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Negotiation Period, shall have determined in good faith that (1) such Competing Proposal continues to constitute a Company Superior Proposal even if such revisions were to be given effect and (2) the failure to effect a Company Change of Recommendation would be inconsistent with its duties under applicable Law;

(iv) prior to the adoption of this Agreement by the Company’s stockholders, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under Section 6.3(e)(ii); and

(v) prior to the adoption of this Agreement by the Company’s stockholders, in response to a Company Intervening Event, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change of Recommendation, in each case only after satisfaction of all of the following conditions:

(A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that the failure to effect the Company Change of Recommendation would be inconsistent with its duties under applicable Law;

(B) the Company shall have given notice (a “Company Change of Recommendation Notice”), which notice shall include (1) a description of the reasons for the Company Change of Recommendation and (2) the Company’s statement that the Company intends to take such action at the end of the Negotiation Period;

(C) during the Negotiation Period, the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives in good faith, to the extent Parent wishes to negotiate and so long as Parent and its Representatives negotiate in good faith, to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Change of Recommendation; and

(D) the Company Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by Parent and, at the end of the Negotiation Period, shall have determined in good faith that such Company Intervening Event remains in effect and the failure to effect the Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with its duties under applicable Law, even if such revisions were to be given effect.

(f) Notwithstanding anything in this Agreement to the contrary, the Company may inform any Person of the existence of the provisions of this Section 6.3.

(g) The Company shall use its reasonable best efforts to inform all Representatives of such Company and its Subsidiaries and Affiliates of the restrictions described in this Section 6.3. Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a Representative of the Company or any of its Subsidiaries or Affiliates that, if taken by the Company would have been a breach of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by the Company.

6.4 Parent Change in Recommendation. Except as specifically permitted in this Section 6.4, Parent may not make a Parent Change of Recommendation. Prior to the obtaining of the Parent Stockholder Approval, the Parent Board (or any committee thereof) may make a Parent Change of Recommendation in response to a Parent Intervening Event if the Parent Board shall have reasonably determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure of the Parent Board to make such Parent Change of Recommendation would be inconsistent with the Parent Board’s duties under applicable Law; provided, however, that the Parent Board (or any committee thereof) shall not make a Parent

Change of Recommendation, unless prior to taking such action, (A) Parent has given the Company prior written notice informing the Company that Parent intends to make such Parent Change of Recommendation at the end of the Negotiation Period and a description of the reasons for the Parent Change of Recommendation (such notice being referred to herein as a “Parent Change of Recommendation Notice”); (B) during the Negotiation Period, Parent shall have negotiated in good faith, and shall have caused its Representatives to negotiate in good faith, with the Company and its Representatives, to the extent the Company wishes to negotiate and so long as the Company and its Representatives negotiate in good faith, to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need for making such Parent Change of Recommendation; and (C) following the end of such Negotiation Period, the Parent Board shall have considered all revisions to the terms of this Agreement irrevocably offered in writing by the Company and, at the end of the Negotiation Period, and shall have determined in good faith that such Parent Intervening Event remains in effect and the failure to make such Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the Parent Board’s duties under applicable Law.

6.5 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it and Merger Sub as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it and its Subsidiaries as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. All correspondence and communications to the SEC made by the Company or Parent with respect to the Transactions will be provided to the other party with an opportunity to review and comment thereon, prior to such communication or correspondence being made to the SEC.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed without the approval of the parties, which approval shall not be unreasonably withheld or delayed; provided, however, that, with respect to documents filed by a party that are incorporated by reference in the Joint Proxy Statement or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party and its Affiliates, their business, financial condition or results of operations or the transactions contemplated hereby; and provided further that the Company, in connection with any Company Change of Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Company Change of Recommendation, and in such event, this right of approval shall apply only with respect to information relating to Parent and its Affiliates or their business, financial condition or results of operations.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

6.6 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter). Except as otherwise expressly permitted by Section 6.3, the Company shall (i) through the Company Board, recommend in the Joint Proxy Statement that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and (ii) solicit from stockholders of the Company proxies in favor of the adoption of this Agreement. The Company shall not submit to the vote of its stockholders any Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholder Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholder Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second Business Day after the expiration of any Negotiation Period. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligations to call, give notice of, convene and hold the Company Stockholder Meeting in accordance with this Section 6.6(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Competing Proposal, or by any Company Change of Recommendation. If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter). Parent’s obligation to give notice of, convene and hold the Parent Stockholder Meeting in accordance with this Section 6.6(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Alternative Proposal or by any Parent Change of Recommendation. Except as otherwise expressly permitted by Section 6.4, Parent shall (i) through the Parent Board, recommend, including through a recommendation in the Joint Proxy Statement, that the stockholders of Parent vote in favor of the Parent Stock Issuance and (ii) solicit from stockholders of Parent proxies in favor of the adoption of the Parent Stock Issuance. Parent shall not submit to the vote of its stockholders any Alternative Proposal. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting or (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholder Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholder Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to Parent Stockholder Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representatives.

(c) The parties shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same day.

(d) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7 Access to Information.

(a) Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (collectively, the “Representatives”), during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party. Each party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.7(a), each party shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that such information is subject to attorney-client privilege or the attorney work-product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each party shall not have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other party’s good faith opinion the disclosure of which could subject the other party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other party or its Subsidiaries without the prior written consent of the other party, which may be granted or withheld in the other party’s sole discretion. Each party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement dated as of February 16, 2016 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement.

6.8 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and (c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than 15 Business Days following the date of this Agreement, the parties shall make any filings required under the HSR Act. As promptly as reasonably practicable, parties shall make such filings and notifications as may be required by foreign competition laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, the Company and Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable doctrine or privilege. Notwithstanding anything to the contrary in this Agreement, none of the Company, Parent or any of their respective Subsidiaries shall be required to take any Divestiture Action that would have, or that would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect.

(c) The Company, Parent and Merger Sub shall not take any action that would hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law; provided, however, that Parent may take any reasonable action to resist or reduce the scope of a Divestiture Action, even if it delays such expiration to a later date (except that such date may not be beyond the End Date).

6.9 Employee Matters.

(a) For a period of one year beginning on the Closing Date, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to be provided with base compensation (salary and wages) and annual incentive compensation opportunities at a rate no less favorable, with respect to each individual receiving any such compensation, than that received by similarly-situated employees of Parent or its Subsidiaries.

(b) Parent shall take all actions necessary or appropriate to permit each Company Employee to either continue to participate from and after the Closing Date in the Company Plans or be eligible to participate from and after the Closing Date in Employee Benefit Plans of Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries), subject to the terms and conditions thereof and the remainder of this Section 6.9(b). To the extent Parent causes a Company Employee to cease to be eligible to participate in a Company Plan and instead provides for such Company Employee to be eligible to participate in an Employee Benefit Plan sponsored or maintained by a Parent or one of its Subsidiaries (the “Replacement Plans”), if such Replacement Plan is a group health plan, Parent shall credit (or cause to be credited) such Company Employee, for the year during which such coverage under such Replacement Plan begins, with any deductibles and copayments already incurred during such year under the comparable Company Plan. Parent, the Surviving Corporation, their Affiliates, and the Replacement Plans shall recognize each Company Employee’s years of service and level of seniority with the Company and its Subsidiaries (including service and seniority with any other employer that was recognized by the Company or a Subsidiary thereof) for purposes of terms of employment and eligibility, vesting and benefit determination (but not for benefit accruals under any defined benefit or retiree welfare arrangement) under the Replacement Plans. Parent shall cause each Replacement Plan to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to a Company Employee to the extent such exclusion or restriction did not apply with respect to such employee under the corresponding Company Plan.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor their respective obligations under all employment, severance, change in control and other agreements, if any, between the Company (or a Subsidiary thereof) and an individual employed prior to the Closing Date by the Company or a Subsidiary thereof, but subject to any provisions thereof related to termination or amendment of such agreements.

(d) Parent shall cause the Surviving Corporation and its Subsidiaries to assume, adopt and continue the Memorial Resource Development Corp. 401(k) Plan (the “401(k) Plan”) as in existence immediately prior to the Closing Date. The Surviving Corporation shall become the sponsor of the 401(k) Plan and shall assume all of the powers, authorities, duties, responsibilities, and obligations thereunder to the extent indicated in the 401(k) Plan. The Surviving Corporation shall execute such documents as may be appropriate to further the purposes of the assignment and assumption and to accomplish and complete such assignment and assumption.

(e) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing Date occurs, Parent or its applicable Affiliate will assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Company Employee as of the Closing Date.

(f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement. Nothing in this Agreement shall require Parent, the Surviving Corporation or any of their Affiliates to continue the employment of any Company Employee or any other Person.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time and until the six year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c) Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing director and officer liability policies disclosed on Schedule 4.19 of the Company Disclosure Letter with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof for the six years of coverage under such tail policy; provided further that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is obtainable for the Cap Amount.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and representatives. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10.

6.11 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto.

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. The parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the parties; provided, however, that a party or its Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded, provided such party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided further that no provision of this Agreement shall be deemed to restrict in any manner the Company’s ability to communicate with its employees and that the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Company Change of Recommendation other than as set forth in Section 6.3; provided further that no provision of this Agreement shall be deemed to restrict in any manner Parent’s ability to communicate with its employees and that Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection the receipt and existence of an Alternative Proposal and matters related thereto or with a Parent Change of Recommendation other than as set forth in Section 6.4.

6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Conveyance Taxes. The Company and Parent will (a) cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the Transactions, (b) cooperate in the preparation, execution and filing of all applications or other documents regarding any applicable exemptions to any such Tax or fee, and (c) each pay any such Tax or fee which becomes payable by it on or before the due date therefor.

6.15 Reasonable Best Efforts; Notification.

(a) Except to the extent that the parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions. For the avoidance of doubt, neither a Company Change of Recommendation nor a Parent Change of Recommendation, in either case effected in accordance with this Agreement, shall constitute a breach of this Section 6.15(a).

(b) The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.16 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17 Listing Application. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

6.18 Tax Treatment. Each of Parent and the Company will use its reasonable best efforts to cause the Merger to qualify, and will not take, and will use its reasonable best efforts to prevent any Affiliate of such party from taking, any actions that would reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Parent and the Company will cooperate with one another and use their reasonable best efforts to obtain the opinions of counsel referred to in Sections 7.2(d) and 7.3(d) and in connection therewith, each shall deliver to such counsel duly executed Parent tax certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the counsel referred to in Section 7.2(d) to render the opinions described in such section (“Parent Tax Certificate”) and a duly executed Company tax certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the counsel referred to in Section 7.3(d) to render the opinions described in such section (“Company Tax Certificate”), respectively dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement is declared effective by the SEC), and provide such other information as reasonably requested by counsel for purposes of rendering such opinions.

6.19 Takeover Laws. None of the parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.20 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.21 Debt Offers.

(a) If, prior to the Closing Date, Parent or any of its Subsidiaries decides to commence a tender offer and/or consent solicitation in respect of some or all of the outstanding Company Senior Notes reasonably necessary or appropriate to facilitate the Transactions (each, a “Debt Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Debt Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, the “Offer Documents”). The Company agrees to use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and its and their respective Representatives to provide, reasonable cooperation in connection with the preparation of the Offer Documents and the consummation of such Debt Offers (which are to be consummated at the Effective Time) including with respect to the Company’s execution of supplemental indentures (either at the Effective Time or, if earlier, conditioned upon the occurrence of the Effective Time) reflecting amendments to the indenture governing the Company Senior Notes taking effect as of the Effective Time, to the extent approved by any required consents of holders of the Company Senior Notes. All mailings to the holders of the Company Senior Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Offer any information in the applicable Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the Company Senior Notes. To the extent that the provisions of any applicable Law conflict with this Section 6.21, Parent and the Company shall comply with the applicable Law and shall not be deemed to have breached their obligations under this Agreement by such compliance. Parent and Merger Sub acknowledge and agree that neither the pendency nor the consummation of any such Debt Offer is a condition to Parent’s or Merger Sub’s obligations under this Agreement.

(b) If requested by Parent in writing, in lieu of Parent or any of its Subsidiaries commencing or closing a Debt Offer for the Company Senior Notes, the Company shall, to the extent permitted by the indenture governing the Company Senior Notes, take any actions reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge of the Company Senior Notes pursuant to such indenture at the Effective Time; provided, however, that prior to the Company being required to issue any irrevocable notice of redemption with respect to the Company Senior Notes, which redemption cannot be conditioned upon the occurrence of the Closing, Parent shall have, or shall have caused to be, deposited with the trustee under such indenture sufficient funds to effect such redemption, satisfaction and discharge. If a conditional notice is given, Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary in connection with any such redemption or satisfaction and discharge. It shall not be a default under this Agreement or a failure of any condition to closing under Section 7.3 if the Company, immediately prior to closing, does not have such funds necessary in connection with any such redemption or satisfaction and discharge. Parent acknowledges and agrees that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s obligations under this Agreement.

(c) Notwithstanding anything to the contrary herein, the Company and its Subsidiaries shall not be required to take any action pursuant to clause (a) or (b) above if such action would result in a default, breach or loss of benefit (whether with notice, lapse of time or otherwise) under any loan agreement, note, bond, mortgage, indenture, lease, credit agreement or other contract or agreement to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound. To the extent that any action required to be taken by the Company or any of its Subsidiaries pursuant to clause (a) or (b) above would result in any such default, breach or loss of benefit, the parties instead will use their reasonable best efforts to cooperate, including by keeping each other informed, to obtain on a timely basis any consents or waivers to such actions, from the parties necessary to grant such consents or waivers, sufficient to permit the Company to take such actions without giving rise to such default, breach or loss of benefit; provided the Company will pay such fees or other amounts as necessary to obtain such consents or waivers if and only if Parent agrees in advance to the amount of such fees or other amounts; and provided further that the Company’s obligation to use reasonable best efforts shall not include (x) any obligation to pay any fee or other amount to such parties to which Parent has not agreed in advance or (y) any obligation to enter into any amendment, modification or waiver to any such applicable loan agreement, note, bond, mortgage, indenture, lease, credit agreement or contract or other agreement that imposes any additional obligation on, or results in the loss of any right or benefit of, the Company or any of its Subsidiaries prior to the Effective Time. All reasonable fees and expenses (and all other fees and expenses consented to by Parent, including, if so approved, all fees and other amounts referenced in the second sentence of this paragraph), incurred by the Company in connection with the activities set forth in this Section 6.21 shall be paid by Parent directly. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives for and against any and all losses, damages, claims, costs or expenses suffered or incurred by them in connection with the Debt Offer and any information contained in the Offer Documents in connection therewith, except (i) with respect to information supplied by the Company, its Subsidiaries and its and their Representatives specifically for inclusion or incorporation by reference in any Offering Document or (ii) to the extent such losses and damages arise from gross negligence or willful misconduct of the Company, its Subsidiaries or any of its or their Representatives. All Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent or its Affiliates or, after the Closing, the Surviving Corporation.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. The representations and warranties of the Company set forth (i) in this Agreement (other than in Section 4.2 and Section 4.7(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 4.2 are true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except for any de minimis inaccuracies, and (iii) Section 4.7(a) are true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d) Tax Opinion. Parent shall have received the opinion of Sidley Austin LLP (or other counsel to Parent reasonably acceptable to the Company, which the parties agree shall include Vinson & Elkins LLP for purposes of this Section 7.2(d)), in form and substance reasonably satisfactory to Parent, dated as of the date on which the Registration Statement is declared effective and on the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company, Parent and Merger Sub will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 7.2(d), Sidley Austin LLP (or other counsel to Parent reasonably acceptable to the Company, which the parties agree shall include Vinson & Elkins LLP for purposes of this Section 7.2(d)) shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to such counsel by the Parent or the Company for purposes of rendering such opinion.

(e) Upstream MLP GP PSA Closing. The transactions contemplated by the Upstream MLP GP PSA shall have been consummated.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent. The representations and warranties of Parent and Merger Sub set forth (i) in this Agreement (other than in Section 5.2 and Section 5.7(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 5.2 are true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except for any de minimis inaccuracies, and (iii) Section 5.7(a) are true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d) Tax Opinion. The Company shall have received the opinion of Vinson & Elkins LLP (or other counsel to Parent reasonably acceptable to the Company, which the parties agree shall include Sidley Austin LLP for purposes of this Section 7.3(d)), in form and substance reasonably satisfactory to the Company, dated as of the date on which the Registration Statement is declared effective and on the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company, Parent and Merger Sub will each by a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 7.3(d), Vinson & Elkins LLP (or other counsel to Parent reasonably acceptable to the Company, which the parties agree shall include Sidley Austin LLP for purposes of this Section 7.3(d)) shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to such counsel by the Company or the Parent for purposes of rendering such opinion.

7.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent in each case duly authorized by the Company Board (or a committee thereof);

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable or if there shall be adopted any Law that makes consummation of the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on December 15, 2016 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of 30 days after the giving of written notice to the breaching party of such breach and the basis for such notice, and the date of the proposed termination (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c) by Parent:

(i) prior to receipt of the Company Stockholder Approval, if the Company Board or any committee thereof shall have effected a Company Change of Recommendation;

(ii) prior to receipt of the Company Stockholder Approval, if the Company is in violation in any material respect of its obligations under Section 6.5 or Section 6.6(a); or

(iii) prior to receipt of the Parent Stockholder Approval, in order to enter into a definitive agreement with respect to a Parent Alternative Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 8.1(c)(iii)) if the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Alternative Proposal is a Parent Superior Proposal and that the failure to terminate this Agreement would be inconsistent with its duties under applicable Law; provided, however, that the termination right of Parent in this Section 8.1(c)(iii) shall not be available to Parent unless Parent shall have contemporaneously with such termination tendered payment in full to Parent of the amount specified in Section 8.3(h).

(d) by the Company:

(i) prior to receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Company Superior Proposal in a manner permitted by Section 6.3(e) (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 8.1(d)(i)); provided, however, that the termination right of the Company in this Section 8.1(d)(i) shall not be available to the Company unless the Company shall have contemporaneously with such termination tendered payment in full to Parent of the amount specified in Section 8.3(b);

(ii) prior to receipt of the Parent Stockholder Approval, if either Parent or Merger Sub is in violation in any material respect of its obligations under Section 6.5 or Section 6.6(b); or

(iii) if the Parent Board or any committee thereof shall have effected a Parent Change of Recommendation.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d)(i), any termination shall be effective immediately upon delivery of such written notice to the other party.

(b) Subject to Section 8.3(j), in the event of a valid termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no rights or obligations of any party, except that Article I, Section 6.7(b), Article VIII and Article IX shall survive any such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages for breaches of the Confidentiality Agreement.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to (A) Section 8.1(c)(i) or (B) Section 8.1(c)(ii) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d)(i), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If the Company terminates this agreement pursuant to Section 8.1(d)(ii), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three Business Days after notice of termination of this Agreement.

(d) If either the Company or Parent, as applicable, terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A), then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B), then Parent shall pay the Company the Company Expenses, in each case no later than three Business Days after notice of termination of this Agreement.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A), or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii), (ii) on or before the date of any such termination a Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Competing Proposal or consummates a Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any Parent Expenses previously paid. For purposes of this Section 8.3(e), any reference in the definition of Competing Proposal to “20% or more” shall be deemed to be a reference to “more than 50%.”

(f) If the Company terminates this Agreement pursuant to Section 8.1(d)(iii), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three Business Days after notice of termination of this Agreement.

(g) If (i) (A) the Company terminates this Agreement pursuant to Section 8.1(b)(iii), Section 8.1(d)(ii) or Section 8.1(d)(iii) or (B) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B), (ii) on or before the date of any such termination an Alternative Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board, and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to an Alternative Proposal or consummates an Alternative Proposal, then Parent shall pay the Company the Parent Alternative Proposal Fee less any Parent Termination Fee or Company Expenses previously paid. For purposes of this Section 8.3(g), any reference in the definition of Alternative Proposal to “20%” shall be deemed to be a reference to “50%.”

(h) If Parent terminates this Agreement pursuant to Section 8.1(c)(iii), then Parent shall pay the Company the Parent Alternative Proposal Fee in cash by wire transfer of immediately available funds to an account designated by the Company contemporaneously with such termination of this Agreement.

(i) In no event shall Parent be entitled to receive more than one payment of a Company Termination Fee or more than one payment of the Parent Expenses. If Parent receives a Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one payment of a Parent Termination Fee, more than one payment of the Company Expenses or more than one payment of the Parent Alternative Proposal Fee. If the Company receives a Parent Termination Fee or a Parent Alternative Proposal Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. If Parent or the Company is required to pay a Parent Termination Fee or Company Termination Fee, as applicable, pursuant to Section 8.3(b)(i)(B) or Section 8.3(c), as applicable, then the payment of such fees will be taken into account in any determination of the damages with respect to any intentional and material breach of the applicable obligations under Section 6.5 or Section 6.6 that give rise to the payment of damages in accordance with Section 8.3(j). The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding.

(j) The parties agree that the monetary remedies set forth in Section 8.1(d)(i) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or an intentional and material breach of a covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional fraud or intentional and material breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Parent in the case of intentional fraud or an intentional and material breach of a covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or an intentional and material breach of a covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud intentional and material breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of intentional fraud or an intentional and material breach of a covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the parties in Articles I, II, III and X and the sixth sentence of Section 6.7(a), Sections 6.7(b), 6.9 and 6.10 will survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent or Merger Sub, to:

Range Resources Corporation

100 Throckmorton, Suite 1200

Fort Worth, Texas 76262

Attention: General Counsel

Facsimile: 817-869-9154

Email: dpoole@rangeresources.com

with a required copy to (which copy shall not constitute notice):

Sidley Austin LLP

1000 Louisiana Street, Suite 6000

Houston, Texas 77002

Attention: J. Mark Metts and Kevin P. Lewis

Facsimile (713) 495-7799

E-mail: mmetts@sidley.com and klewis@sidley.com

(ii) if to the Company, to:

Memorial Resource Development Corp.

500 Dallas St., Suite 1800

Houston, Texas 77002

Attention: General Counsel

Facsimile: (713) 588-8301

E-mail: kroane@memorialrd.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Douglas E. McWilliams and Stephen M. Gill

Facsimile (713) 615-5956

E-mail: dmcwilliams@velaw.com and sgill@velaw.com

9.4 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) days mean calendar days.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the other Transaction Documents and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) and Sections 6.9 and 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s intentional and material breach of this Agreement or intentional fraud as a result of which damages would be payable pursuant to Section 8.3(j), then the Company’s stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE

TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”) (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise), and (b) any director, officer, employee, representative or agent of (i) the Company or (ii) any Person who controls the Company. Except as expressly contemplated by the Voting Agreement, no Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation.

9.11 Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.11. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.12 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

[Signature Page Follows]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

RANGE RESOURCES CORPORATION

By:	/s/ Jeffrey L. Ventura
Name:	Jeffrey L. Ventura
Title:	Chairman, President and Chief Executive Officer

MEDINA MERGER SUB, INC.

By:	/s/ David P. Poole
Name:	David P. Poole
Title:	President

[Signature Page to Agreement and Plan of Merger]

MEMORIAL RESOURCE DEVELOPMENT CORP.

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]